Filed Pursuant to Rule 253(g)(2)
File No. 024-11162

FUNDRISE GROWTH EREIT VII, LLC

SUPPLEMENT NO. 18 DATED OCTOBER 18, 2022
TO THE OFFERING CIRCULAR DATED MAY 9, 2022

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Growth eREIT VII, LLC (“we”, “our” or “us”), dated May 9, 2022 and filed by us with the Securities and Exchange Commission (the “Commission”) on May 9, 2022 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

Terrapin Station Controlled Subsidiary - Jacksonville, FL

On October 12, 2022 we acquired ownership of a “majority-owned subsidiary”, FR - Terrapin Station, LLC (“Terrapin Station Controlled Subsidiary”), for a purchase price of approximately $310,000 which is the initial stated value of our equity interest in a new investment round in Terrapin Station Controlled Subsidiary (“Terrapin Station eREIT VII Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in Terrapin Station Controlled Subsidiary, for a purchase price of approximately $2,791,000 (“Terrapin Station Interval Fund Investment” and, together with Terrapin Station Growth eREIT VII Investment, “Terrapin Station Investment”). Terrapin Station Controlled Subsidiary used the proceeds of the Terrapin Station Investment to acquire eight (8) single family detached homes in the planned Terrapin Station subdivision generally located off of Terrapin Court in Jacksonville, FL (the “Terrapin Station Property”). We anticipate the Terrapin Station Controlled Subsidiary, or one of our affiliates, will purchase up to sixty (60) homes in the Terrapin Station Property from the home builder as construction progresses and certificates of occupancy are secured. The initial Terrapin Station Growth VII eREIT Investment was funded with proceeds from our Offering, and the closing of the initial Terrapin Station Investment and initial tranche of the eight (8) single family detached occurred concurrently.

Terrapin Station Controlled Subsidiary is managed by us.

Pursuant to the agreements governing Terrapin Station Growth eREIT VII Investment, we have authority for the management of Terrapin Station Controlled Subsidiary, including Terrapin Station Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the total purchase price, paid directly by Terrapin Station Controlled Subsidiary.

The total purchase price for the Terrapin Station Property is anticipated to be approximately $22,487,000, an average of approximately $375,000 per home. We anticipate additional hard costs of approximately $34,000 for miscellaneous minor capital expenditures, as well as additional soft costs and financing costs of approximately $675,000 bringing the total projected project cost for the Terrapin Station Property to approximately $23,196,000. The home builder expects to deliver approximately ten (10) homes per month, with full delivery of the sixty (60) homes expected in February 2023. Terrapin Station Property consists of a mix of unit types and floorplans, ranging from 1,533 square foot 4 bedroom, 4 bath single family homes to 2,574 square foot 4 bedroom, 3 bath single family homes. Professional third-party property management will be installed to manage the Terrapin Station Property.

The following table contains underwriting assumptions for the Terrapin Station Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Stabilized Economic Vacancy	Average Annual Rent Growth	Average Annual Expense Growth	Exit Cap Rate	Hold Period
Terrapin Station	6.00%	3.00%	3.09%	4.75%	10 years

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise Growth eREIT VII, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.